AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 2001
================================================================================
                                                Registration No. 333-
                                                Registration No. 333-        -01
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------
                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                          -----------------------------
         FIRST BANKS, INC.                  FIRST PREFERRED CAPITAL TRUST III
     (Exact Name of Registrant                 Exact Name of Co-Registrant
   as specified in its charter)               as specified in its charter)

             MISSOURI                                   DELAWARE
  (State or other jurisdiction of            (State or other jurisdiction of
  incorporation or organization)             incorporation or organization)

           43-1175538                                 43-6871449
 (I.R.S. Employer Identification No.)       (I.R.S. Employer Identification No.)

         135 North Meramec, Clayton, Missouri 63105 (314) 854-4600
  (Address, including zip code, and telephone number, including area code, of registrant's and co-registrant's principal executive office)
                         --------------------------------
                                 ALLEN H. BLAKE
    President, Chief Operating Officer, Chief Financial Officer and Secretary
                                First Banks, Inc.
                          600 James S. McDonnell Blvd.
                            Hazelwood, Missouri 63042
                                 (314) 592-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         --------------------------------
                                 With copies to:
     JOHN S. DANIELS, ESQ.            JAMES S. RYAN, III, ESQ.        FREDERICK W. SCHERRER, ESQ.
 6440 North Central Expressway          Jackson Walker L.L.P.               Bryan Cave LLP
           Suite 503                 901 Main Street, Suite 6000    211 North Broadway, Suite 3600
      Dallas, Texas 75206                Dallas, Texas 75202        St. Louis, Missouri 63102-2750
        (214) 368-9405                     (214) 953-6000                   (314) 259-2000
                         --------------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |X| (333-71652 and 333-71652-01)
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                         CALCULATION OF REGISTRATION FEE
============================================================ ================= =================== ================== ==============
                                                                                Proposed Maximum    Proposed Maximum    Amount of
                  Title of Each Class of                       Amount to be      Offering Price    Aggregate Offering Registration
                Securities To Be Registered                   Registered(1)         Per Unit            Price(1)       Fee(1) (2)
------------------------------------------------------------ ----------------- ------------------- ------------------ --------------
------------------------------------------------------------ ----------------- ------------------- ------------------ --------------
Preferred Securities of First Preferred Capital Trust III...     368,000             $25.00            $9,200,000        $2,300
------------------------------------------------------------ ----------------- ------------------- ------------------ --------------
------------------------------------------------------------ ----------------- ------------------- ------------------ --------------
Subordinated Debentures of First Banks, Inc.(3).............      (3)(4)
------------------------------------------------------------ ----------------- ------------------- ------------------ --------------
------------------------------------------------------------ ----------------- ------------------- ------------------ --------------
Guarantee of First Banks, Inc., with respect to Preferred          (4)
    Securities(4)...........................................
============================================================ ================= =================== ================== ==============

(1)Includes 48,000 Preferred Securities which may be sold by First Preferred Capital Trust III to cover over-allotments.
(2)Calculated pursuant to Rule 457 under the Securities Act of 1933.
(3)The  Subordinated  Debentures  will  be  purchased  by  First  Preferred Capital Trust III with the proceeds from the sale of the
   Preferred Securities. Such  securities  may  later be distributed for no additional consideration to the holders of the Preferred
   Securities of First Preferred Capital Trust III upon its dissolution and the distribution of its assets.
(4)This  Registration  Statement  is  deemed  to  cover  the  Subordinated Debentures of First Banks, Inc., the rights of holders of
   Subordinated Debentures of First Banks, Inc. under the Indenture, and the rights of holders of the Preferred Securities under the
   Trust  Agreement,  the  Guarantee   the  Expense  Agreement  entered  into by First Banks, Inc. No separate consideration will be received from the Guarantee.

     The Registrants hereby amend this Registration Statement on such date or dates  as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically  states that  the Registration  Statement  shall  thereafter become  effective  in  accordance  with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
====================================================================================================================================

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE PURSUANT TO
GENERAL INSTRUCTION III OF FORM S-2

         This registration statement is being filed with respect to the registration of (i) additional shares of 9.00% Cumulative Trust Preferred Securities of First Preferred Capital Trust III, a Delaware business trust, (ii) additional 9.00% Subordinated Debentures due 2031 of First Banks, Inc., a Missouri corporation, and (iii) First Banks, Inc.'s Guarantee of such Trust Preferred Securities, pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act") and pursuant to General Instruction III of Form S-2. In accordance with Rule 462(b), this registration statement incorporates by reference the contents of the registrants' Registration Statement on Form S-2 (Registration Numbers 333-71652 and 333-71652-01) filed with the Commission on October 16, 2001.


                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.  Exhibits

Exhibit Number               Description
--------------               -----------
      5.1                    Opinion of Jackson Walker L.L.P.

      5.2                    Opinion of Richards, Layton & Finger, P.A.

     23.1                    Consent of KPMG LLP, Independent Auditors.

     23.2 Consent of Jackson Walker L.L.P. (to be included with their opinion filed herewith as Exhibit 5.1).

     23.3                    Consent of Richards, Layton & Finger, P.A.
                             (included in their opinion filed herewith as Exhibit 5.2)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, First Banks, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, and the State of Missouri on November
9, 2001.

                                FIRST BANKS, INC.



                                By: /s/James F. Dierberg
                                    --------------------------------------------
                                    James F. Dierberg, Chairman of the
                                    Board and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, First Preferred Capital Trust III certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, and the State of Missouri on November 9, 2001.






                                FIRST PREFERRED CAPITAL TRUST III



                                By: /s/James F. Dierberg
                                    --------------------------------------------
                                       James F. Dierberg, Trustee




                                By: /s/Allen H. Blake
                                    --------------------------------------------
                                       Allen H. Blake, Trustee




                                By: /s/Lisa K. Vansickle
                                    --------------------------------------------
                                       Lisa K. Vansickle, Trustee

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James F. Dierberg, Allen H. Blake and Lisa K. Vansickle and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the
Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                   Signature                                       Title                               Date
                   ---------                                       -----                               ----

           /s/James F. Dierberg                    Chairman of the Board of Directors and        November 9, 2001
--------------------------------------------
              James F. Dierberg                      Chief Executive Officer (Principal
                                                             Executive Officer)

            /s/Allen H. Blake                     Director and President, Chief Operating        November 9, 2001
--------------------------------------------
               Allen H. Blake                       Officer, Chief Financial Officer and
                                                                 Secretary
                                                       (Principal Financial Officer)

          /s/Michael J. Dierberg                                  Director                       November 9, 2001
------------------------------------------
             Michael J. Dierberg


          /s/Gordon A. Gundaker                                   Director                       November 9, 2001
--------------------------------------------
             Gordon A. Gundaker


           /s/David L. Steward                                    Director                       November 9, 2001
--------------------------------------------
              David L. Steward


             /s/Hal J. Upbin                                      Director                       November 9, 2001
--------------------------------------------
                Hal J. Upbin


           /s/Douglas H. Yaeger                                   Director                       November 9, 2001
--------------------------------------------
              Douglas H. Yaeger


          /s/Donald W. Williams                                   Director                       November 9, 2001
--------------------------------------------
             Donald W. Williams


           /s/Lisa K. Vansickle                     Senior Vice President and Controller         November 9, 2001
--------------------------------------------
              Lisa K. Vansickle                        (Principal Accounting Officer)



                                  EXHIBIT INDEX

Exhibit Number               Description

         5.1                 Opinion of Jackson Walker L.L.P.

         5.2                 Opinion of Richards, Layton & Finger, P.A.

        23.1                 Consent of KPMG LLP, Independent Auditors.

        23.2 Consent of Jackson Walker L.L.P. (to be included with their opinion filed herewith as Exhibit 5.1).

        23.3                 Consent of Richards, Layton & Finger, P.A.
                             (included in their opinion filed herewith as Exhibit 5.2).

                                                                     Exhibit 5.1


                       [Jackson Walker L.L.P. Letterhead]







                                November 8, 2001



First Banks,  Inc.
135 North Meramec
St. Louis, Missouri 63105

First Preferred Capital Trust III
135 North Meramec
St. Louis, Missouri 63105

         Re: First Preferred Capital Trust III    % Cumulative Trust Preferred
             Securities

Ladies and Gentlemen:

         We have acted as counsel to First Banks, Inc., a Missouri corporation (the "Company"), and First Preferred Capital Trust III, a statutory business trust created under the laws of Delaware (the "Trust"), in connection with the proposed issuance of: (i) % Cumulative Trust Preferred Securities (the "Preferred Securities") of the Trust pursuant to the terms of the Amended and Restated Trust Agreement between the Company and State Street Bank and Trust Company, as Property Trustee (the "Trust Agreement"), to be offered in an underwritten public offering; and (ii) Subordinated Debentures (the "Subordinated Debentures") of the Company pursuant to the terms of an indenture between the Company and State Street Bank and Trust Company of Connecticut, National Association, as Trustee (the "Indenture"), to be sold by the Company to the Trust; and the proposed execution and delivery by the Company of the Preferred Securities Guarantee Agreement with respect to the Preferred Securities (the "Guarantee") between the Company and State Street Bank and Trust Company, as Guarantee Trustee.

         The Preferred Securities and the Subordinated Debentures are to be issued as contemplated by the registration statement on Form S-2 dated October 15, 2001 (File Nos. 333-71652 and 333-71652-01) which is incorporated by reference in the registration statement on Form S-2 (the "Registration Statement") to be filed by the Company and the Trust under Rule 462(b) of the Securities Act of 1933, as amended (the "Act"), with the Securities and Exchange Commission on November 9, 2001. The Registration Statement relates to the issuances of the Preferred Securities, the Subordinated Debentures and the Guarantee under the Act. Except as otherwise indicated, the terms utilized herein have the meaning ascribed to them in the Registration Statement.

First Banks,  Inc.
First Preferred Capital Trust III
November 8, 2001
Page 2


         In rendering this opinion we have examined originals or copies, certified or otherwise identified to our satisfaction, of documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion including: (i) the Registration Statement; (ii) the Form of Indenture incorporated by reference in the Registration Statement; (iii) the Form of the Subordinated Debenture incorporated by reference in the Registration Statement; (iv) the Form of original Trust Agreement, incorporated by reference in the Registration Statement; (v) the form of Amended and Restated Trust Agreement incorporated by reference in the Registration Statement; (vi) the Form of Guarantee incorporated by reference in the Registration Statement; and (vii) the Form of Preferred Security Certificate incorporated by reference in the Registration Statement (collectively the "Documents"). Our opinion is premised and conditioned on the accuracy of the facts contained in the Documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, the authenticity of the originals of such latter documents, the genuineness of all signatures and the correctness of all representations made therein and on the assumption that the transactions contemplated therein will be consummated in the manner described therein. In particular, and without limiting the scope of the preceding sentence, we have assumed for purposes of our opinion that the trustees of the Trust will conduct the affairs of the Trust in accordance with the Trust Agreement. We have further assumed that there are no agreements or understandings contemplated therein other than those contained in the Documents.

         In our examination related to delivery of this opinion, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such copies. In examining documents executed by parties other than the Company or the Trust, we have assumed that such parties had the power, corporate or otherwise, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or otherwise, and execution and delivery by such parties of such documents and that, except as set forth in paragraphs (1) and (2) below, such documents constitute valid and binding obligations of such parties. In addition, we have assumed that the Amended and Restated Trust Agreement of the Trust, the Preferred Securities of the Trust, the Guarantee, the Subordinated Debentures and the Indenture, when executed, will be executed in substantially the form reviewed by us. As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers, trustees, and other representatives of the Company, the Trust, and others.

         We are members of the bar of the state of Texas, and we express no opinion as to the laws of any other jurisdiction.

First Banks,  Inc.
First Preferred Capital Trust III
November 8, 2001
Page 3


         Based upon and subject to the foregoing and to other qualifications and limitations set forth herein, we are of the opinion that:

         1. After the Indenture has been duly executed and delivered, the Subordinated Debentures, when duly executed, delivered, authenticated and issued in accordance with the Indenture and delivered and paid for as contemplated by the Registration Statement, will be valid and binding obligations of the Company, entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms, except to the extent that enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect relating to creditors' rights generally, and
             (ii) general principles of equity regardless of whether enforceability is considered in a proceeding at law or in equity.

         2. The Guarantee, when duly executed and delivered by the parties hereto, will be a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect relating to creditors' rights generally, and (ii) general principles of equity regardless of whether enforceability is considered in a proceeding at law or in equity.

         We hereby consent to the reference to us under the caption "Legal Matters" in the Prospectus incorporated by reference in the Registration Statement and to the inclusion of this legal opinion as an Exhibit to the Registration Statement.

                                          Very truly yours,

                                          /s/ Jackson Walker L.L.P
                                          ------------------------

                                                                     Exhibit 5.2

                  [Richards, Layton & Finger, P.A. Letterhead]



                                November 8, 2001



First Banks, Inc.
135 North Meramec
Clayton, Missouri  63105

                 Re:  First Preferred Capital Trust III
                      ---------------------------------

Ladies and Gentlemen:

                 We have acted as special Delaware counsel for First Banks, Inc., a Missouri corporation (the "Company") and First Preferred Capital Trust III, a Delaware business trust (the "Trust") in connection with the matters set forth herein. At your request, this opinion is being furnished to you.

                 For purposes of giving the opinions hereinafter set forth, our examination of documents has been limited to the examination of originals or copies of the following:

                 (a) The Certificate of Trust of the Trust, as filed with the office of the Secretary of State of the State of Delaware (the "Secretary of State") on October 11, 2001;

                 (b) The Trust Agreement of the Trust, dated as of October 11, 2001, among the Company and the trustees named therein;

                 (c) The Registration Statement (the "Registration Statement") on Form S-2 under Rule 462(b) of the Securities Act of 1933, as amended, including a preliminary prospectus with respect to the Trust (the "Prospectus"), relating to the Cumulative Trust Preferred Securities of the Trust representing preferred undivided beneficial interests in the Trust (each, a "Preferred Security" and collectively, the "Preferred Securities"), as filed by the Company and the Trust with the Securities and Exchange Commission on or about November 8, 2001.

                 (d) A form of Amended and Restated Trust Agreement for the Trust, to be entered into between the Company, the trustees of the Trust named therein, and the holders, from time to time, of the undivided beneficial interests in the assets of such Trust (including the Exhibits thereto) (the "Trust Agreement"), incorporated by reference in the Registration Statement; and

First Banks, Inc.
November 8, 2001
Page 2



                 (e) A Certificate of Good Standing for the Trust, dated October 15, 2001, obtained from the Secretary of State.

                 Initially capitalized terms used herein and not otherwise defined are used as defined in the Trust Agreement.

                 For purposes of this opinion, we have not reviewed any documents other than the documents listed in paragraphs (a) through (e) above. In particular, we have not reviewed any document (other than the documents listed in paragraphs (a) through (e) above) that is referred to in or incorporated by reference into the documents reviewed by us. We have assumed that there exists no provision in any document that we have not reviewed that is inconsistent with the opinions stated herein. We have conducted no independent factual investigation of our own but rather have relied solely upon the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we have assumed to be true, complete and accurate in all material respects.

                 With respect to all  documents  examined by us, we have assumed
(i) the  authenticity of all documents  submitted to us as authentic  originals,
(ii) the conformity with the originals of all documents submitted to us as copies or forms, and (iii) the genuineness of all signatures.

                 For purposes of this opinion, we have assumed (i) that the Trust Agreement will constitute the entire agreement among the parties thereto with respect to the subject matter thereof, including with respect to the creation, operation and termination of the applicable Trust, and that the Trust Agreement and the Certificate of Trust will be in full force and effect and will not be amended, (ii) except to the extent provided in paragraph 1 below, the due organization or due formation, as the case may be, and valid existence in good standing of each party to the documents examined by us under the laws of the jurisdiction governing its organization or formation, (iii) the legal capacity of natural persons who are parties to the documents examined by us, (iv) that each of the parties to the documents examined by us has the power and authority to execute and deliver, and to perform its obligations under, such documents,
(v) the due authorization, execution and delivery by all parties thereto of all documents examined by us, (vi) the receipt by each Person to whom a Preferred Security is to be issued by the Trust (collectively, the "Preferred Security Holders") of a Preferred Security Certificate for such Preferred Security and the payment for such Preferred Security, in accordance with the Trust Agreement and the Registration Statement, and (vii) that the Preferred Securities are authenticated, issued and sold to the Preferred Security Holders in accordance with the Trust Agreement and the Registration Statement. We have not participated in the preparation of the Registration Statement or the Prospectus and assume no responsibility for their contents.

First Banks, Inc.
November 8, 2001
Page 3



                 This opinion is limited to the laws of the State of Delaware (excluding the securities laws of the State of Delaware), and we have not considered and express no opinion on the laws of any other jurisdiction, including federal laws and rules and regulations relating thereto. Our opinions are rendered only with respect to Delaware laws and rules, regulations and orders thereunder which are currently in effect.

                 Based upon the foregoing, and upon our examination of such questions of law and statutes of the State of Delaware as we have considered necessary or appropriate, and subject to the assumptions, qualifications, limitations and exceptions set forth herein, we are of the opinion that:

                 1. The Trust has been duly created and is validly existing in good standing as a business trust under the Business Trust Act.

                 2. The Preferred Securities of the Trust will represent valid and, subject to the qualifications set forth in paragraph 3 below, fully paid and nonassessable beneficial interests in the assets of the Trust.

                 3. The Preferred Security Holders, as beneficial owners of the Trust, will be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the General Corporation Law of the State of Delaware. We note that the Preferred Security Holders may be obligated to make payments as set forth in the Trust Agreement.

                 We consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement. We hereby consent to the use of our name under the heading "Legal Matters" in the Prospectus. In giving the foregoing consents, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                                            Very truly yours,

                                            /s/  Richards, Layton & Finger, P.A.
                                            ------------------------------------

EAM

                                                                    Exhibit 23.1




                          INDEPENDENT AUDITORS' CONSENT



To Board of Directors
First Banks, Inc.:

We consent to the use of our report, included herein and incorporated by reference, and to the reference to our firm under the heading "Experts" in the prospectus.



                                                      /s/  KPMG LLP
                                                      -------------


St. Louis, Missouri
November 8, 2001